770 South Post Oak Lane, Suite 405

Houston, Texas 77056

May 8, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 Washington, D.C. 20549 Attention: H. Roger Schwall PJ Hamidi

Re:U.S. Well Services, LLC and USW Financing Corp.
Registration Statements on Form S-4                                          Filed April 4, 2014

File Nos. 333-195065 and 333-195065-01

Messrs. Schwall and Hamidi:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), U.S. Well Services, LLC (“USWS”) and USW Financing Corp. (“USW Finance” and together with USWS, the “Registrants”) hereby request that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrants’ Registration Statements on Form S-4 (File No. 333-195065 and File No. 333-195065-01, respectively), together with all exhibits, which were filed with the Commission on April 4, 2014 (the “Registration Statements”).

The Registrants have determined at this time not to proceed with the exchange offering as contemplated by the Registration Statements and request that the Commission consent to this application on the grounds that withdrawal of the Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statements have not been declared effective by the Commission, and the Registrants confirm that no securities were sold in connection with the offering described in the Registration Statements.

If you have any questions regarding this application, please contact me by telephone at (832) 562-3730. Thank you for your attention to this matter.

U.S. Securities and Exchange Commission

May 8, 2014

Very truly yours,

/s/ Brian Stewart

Brian Stewart
President and Chief Executive Officer of U.S. Well Services, LLC and USW Financing Corp.

cc: E. James Cowen, Porter Hedges LLP